

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

June 17, 2009

Anne M. Donoho
Chief Financial Officer
Whitney Information Network, Inc.
1612 East Cape Coral Parkway
Cape Coral, Florida 33904

> **Re:** **Whitney Information Network, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-27403**

Dear Ms. Donoho:

We have completed our review your Form 10-K and do not have any further comments at this time.

Sincerely,

/s

Larry Spirgel
Assistant Director